

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Michael E. LaBelle
Chief Financial Officer
Boston Properties, Inc.
800 Boylston Street, Suite 1900
Boston, Massachusetts 02199-8103

> **Re: Boston Properties, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2022**
> **File No. 001-13087**

Dear Michael E. LaBelle:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Eric G. Kevorkian